Filed Pursuant to Rule 424(b)(1)
Registration No.333-112730

9,192,156 Shares

Class A Common Stock

        All of the shares of Class A common stock in this offering are being sold by the selling stockholders identified in this prospectus. The selling stockholders will receive these shares upon conversion of Class C common stock held by them. Following this conversion, we will have two classes of common stock. Holders of our Class A common stock, which is offered by this prospectus, are entitled to one vote per share, and holders of our Class B common stock are entitled to ten votes per share.

      We will not receive any of the proceeds from the sale of the shares of Class A common stock being offered by this prospectus.

      The Class A common stock is listed on the New York Stock Exchange under the symbol “RL.” The last reported sale price of the Class A common stock on February 25, 2004 was $31.50 per share.

      See “Risk Factors” on page 3 to read about factors you should consider before buying shares of our Class A common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$31.00	$284,956,836.00
Underwriting discount	$1.40	$12,869,018.40
Proceeds, before expenses, to the selling stockholders	$29.60	$272,087,817.60

      To the extent that the underwriters sell more than 9,192,156 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,378,823 shares from the selling stockholders at the initial price to public less the underwriting discount.

      The underwriters expect to deliver the shares against payment in New York, New York on March 2, 2004.

Goldman, Sachs & Co.

Credit Suisse First Boston

JPMorgan

UBS Investment Bank

Prospectus dated February 25, 2004.

SUMMARY

      This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus and the documents incorporated by reference carefully, especially the risks of investing in the Class A common stock discussed under the caption “Risk Factors” included elsewhere in this prospectus.

      Unless the context otherwise indicates, references in this prospectus to “Polo,” “we,” “our company,” “us” or “our” refer to Polo Ralph Lauren Corporation and its consolidated subsidiaries.

      Due to the collaborative and ongoing nature of our relationships with our licensees, these licensees are referred to in this prospectus as “licensing partners” and the relationships between ourselves and these licensees are referred to as “licensing alliances.” Notwithstanding these references, however, the legal relationship between ourselves and our licensees is not one of partnership, but of licensor and licensee.

Polo Ralph Lauren Corporation

      We are a leader in the design, marketing and distribution of premium lifestyle products. For more than 35 years, our reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. Our brand names, which include “Polo,” “Polo by Ralph Lauren,” “Ralph Lauren Purple Label,” “Polo Sport,” “Ralph Lauren,” “RALPH,” “Lauren,” “Polo Jeans,” “RL,” “Chaps” and “Club Monaco,” among others, constitute one of the world’s most widely recognized families of consumer brands. We believe that under the direction of Ralph Lauren, the internationally renowned designer, we have influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

      We combine our consumer insight and design, marketing and imaging skills to offer, along with our licensing partners, broad lifestyle product collections in four categories:

•	Apparel — Products include extensive collections of men’s, women’s and children’s clothing;

•	Home — Coordinated products for the home include bedding and bath products, furniture, fabric and wallpaper, paints, broadloom, tabletop and giftware;

•	Accessories — Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods, including handbags and luggage; and

•	Fragrance — Fragrance and skin care products are sold under our Glamourous, Romance, Polo, Lauren, Safari and Polo Sport brands, among others.

      We employ a flexible integrated business model, which enables our product to reach consumers through a range of distribution channels including better department stores, specialty retail stores, our Ralph Lauren and Club Monaco stores, international licensed stores and our polo.com website. In addition, we work with our licensing partners to further penetrate product categories and geographies. We exercise direct control over the marketing, design, quality and distribution of licensee products.

The Offering

Class A common stock offered by the selling stockholders	9,192,156 shares

Common stock to be outstanding after this offering:

Class A common stock	56,394,273

Class B common stock	43,280,021

Total	99,674,294 __________

Use of proceeds	We will not receive any of the proceeds of this offering.

Risk factors	For a discussion of factors you should consider before buying shares of Class A common stock, see “Risk Factors.”

Voting rights	The holders of Class A common stock generally have rights identical to holders of Class B common stock, except that holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable Delaware law.

NYSE symbol	RL

      Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by the selling stockholders. In connection with the offering, the selling stockholders will convert all of the Class C common shares held by them into Class A common shares.

      The number of shares of Class A common stock to be outstanding immediately after this offering is based upon our shares outstanding as of February 6, 2004, after giving effect to the conversion of all of the Class C common stock held by the selling stockholders, and does not take into account an aggregate of 11,729,834 shares of Class A common stock issuable pursuant to options and restricted stock units outstanding under our 1997 Non-Employee Director Option Plan and our 1997 Long-Term Stock Incentive Plan and an aggregate of 5,092,032 shares of Class A common stock available for future grants under these plans.

      Our principal offices are located at 650 Madison Avenue, New York, New York 10022, and our telephone number is (212) 318-7000. We maintain a web site at “http://investor.polo.com.” Information presented on our web site does not constitute part of this prospectus.

RISK FACTORS

      Investing in our Class A common stock involves risk. You should carefully consider the following risk factors and all of the other information contained in, or incorporated by reference into, this prospectus before purchasing our Class A common stock. While we believe that these risks are the most important for you to consider, you should read this section in conjunction with our financial statements, the notes to those financial statements and our management’s discussion and analysis of financial condition and results of operations included in our periodic reports and incorporated into this prospectus by reference. Some of the statements below are “forward-looking statements.” See “Forward-Looking Statements.”

Risks Related To Our Business

The loss of the services of Mr. Ralph Lauren or other key personnel could have a material adverse effect on our business.

      Mr. Ralph Lauren’s leadership in the design, marketing and operational areas of our business has been a critical element of our success. The loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a material amount of key-man or similar life insurance covering Mr. Lauren or any of our other executive officers. We have entered into employment agreements with Mr. Lauren and several other of our executive officers.

A substantial portion of our net sales and gross profit is derived from a small number of large customers.

      Several of our department store customers, including some under common ownership, account for significant portions of our wholesale net sales. We believe that a substantial portion of sales of our licensed products by our domestic licensing partners, including sales made by our sales force of Ralph Lauren Home products, are also made to our largest department store customers. Our three significant department store customers accounted for 30.5% and 34.7% of our wholesale net sales during fiscal 2003 and the nine months ended December 27, 2003, respectively. Our ten largest customers accounted for approximately 43.0% and 55.5% of our wholesale net sales during fiscal 2003 and the nine months ended December 27, 2003, respectively.

      We do not enter into long-term agreements with any of our customers. Instead, we enter into a number of purchase order commitments with our customers for each of our lines every season. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or our licensing partners, or to change their manner of doing business with us or our licensing partners, could have a material adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by the financial instability of our customers.

      We sell our merchandise primarily to major department stores across the United States and extend credit based on an evaluation of each customer’s financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer’s receivables. Three of our customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, in the aggregate constituted 30.0% and

29.1% of trade accounts receivable outstanding at March 29, 2003 and December 27, 2003, respectively. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition.

Our business could suffer as a result of a manufacturer’s inability to produce our goods on time and to our specifications.

      We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During fiscal 2003 and the nine months ended December 27, 2003, approximately 5%, by dollar value, of our men’s and women’s products were manufactured in the United States and approximately 95%, by dollar value, of these products were manufactured in Hong Kong and other foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations.

Our business could suffer if we need to replace manufacturers.

      We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produce our products exclusively.

Our business could suffer if one of our manufacturers fails to use acceptable labor practices.

      Two of the manufacturers engaged by us accounted for approximately 16% and 12% of our total production during fiscal 2003 and approximately 18% and 12% of our total production during the nine months ended December 27, 2003. The primary production facilities of these two manufacturers are located in Asia. We require our licensing partners and independent manufacturers to operate in compliance with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of ours, or by one of our licensing partners, or the divergence of an independent manufacturer’s or licensing partner’s labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations.

Our business is subject to risks associated with importing products.

      As of December 27, 2003, we source a significant portion of our products outside the United States through arrangements with 472 foreign manufacturers in 37 different countries. Approximately 95%, by dollar value, of our products were produced in Hong Kong and other foreign countries in fiscal 2003 and during the nine months ended December 27, 2003. Risks inherent in importing our products include:

•	quotas imposed by bilateral textile agreements. These agreements limit the amount and type of goods that may be imported annually from these countries. Effective January 1, 2005, the United States, with few exceptions, is obligated to remove quotas applicable to goods from all WTO member countries. However, until January 1, 2005, we could experience potential shortages of goods and increased airfreight costs due to the limited remaining quota supply in calendar 2004, which could have a material adverse effect on our business or results of operations.

•	changes in social, political and economic conditions or terrorist attacks that could result in the disruption of trade from the countries in which our manufacturers or suppliers are located;

•	the imposition of additional regulations relating to imports;

•	the imposition of additional duties, taxes and other charges on imports;

•	significant fluctuations of the value of the dollar against foreign currencies; and

•	restrictions on the transfer of funds.

      Any one of these factors could have a material adverse effect on our financial condition and results of operations.

We are dependent upon the revenue generated by our licensing alliances.

      Approximately 47.9% and 64.5% of our income from operations for fiscal 2003 and the nine months ended December 27, 2003, respectively, was derived from licensing revenue received from our licensing partners. Approximately 43.8% of our licensing revenue for fiscal 2003 was derived from three licensing partners, while approximately 35.1% of our licensing revenue for the nine months ended December 27, 2003 was derived from two licensing partners. Jones Apparel Group, Inc. and WestPoint Stevens, Inc. accounted for 27.2% and 15.9%, respectively, of our licensing revenue during fiscal 2003 and 20.6% and 14.5%, respectively, of our licensing revenue during the nine months ended December 27, 2003. See “— Risks Related to Our Business — An adverse result in the lawsuit that Jones filed against the company could have a material affect on our results of operations and financial condition.” In June 2003, one of our licensing partners, WestPoint and certain of its affiliates filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. WestPoint produces bedding and bath products for our home collection, and, as of December 27, 2003, we had approximately $6.0 million in outstanding pre-petition receivables with WestPoint. Subsequent to December 27, 2003, we received payment of these pre-petition receivables and the United States Bankruptcy Court approved an amended licensing agreement between WestPoint and us. The amended agreement provides for the same royalty rate and minimum royalties that are not materially less than the previous agreement.

      We had no other licensing partner which accounted for more than 10.0% of our licensing revenues in fiscal 2003 and in the nine months ended December 27, 2003. The interruption of the business of any one of our material licensing partners due to any of the factors discussed immediately below could also adversely affect our licensing revenues and net income.

We rely on our licensing partners to preserve the value of our licenses.

      The risks associated with our own products also apply to our licensed products in addition to any number of possible risks specific to a licensing partner’s business, including, for example, risks associated with a particular licensing partner’s ability to:

•	obtain capital;

•	manage its labor relations;

•	maintain relationships with its suppliers;

•	manage its credit risk effectively; and

•	maintain relationships with its customers.

      Although some of our license agreements prohibit licensing partners from entering into licensing arrangements with our competitors, generally our licensing partners are not precluded from offering, under other brands, the types of products covered by their license agreements with us. A substantial portion of sales of our products by our domestic licensing partners are also made to our largest customers. While we have significant control over our licensing partners’ products and advertising, we rely on our licensing partners for, among other things, operational and financial control over their businesses.

Failure to maintain licensing partners could harm our business.

      Although we believe that in most circumstances we could replace existing licensing partners if necessary, our inability to do so for any period of time could adversely affect our revenues, both directly from reduced licensing revenue received and indirectly from reduced sales of our other products.

Our trademarks and other intellectual property rights may not be adequately protected outside the United States.

      We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. In the course of our international expansion, we have, however, experienced conflict with various third parties that have acquired or claimed ownership rights in some trademarks that include Polo and/or a representation of a polo player astride a horse, or otherwise have contested our rights to our trademarks. We have in the past successfully resolved these conflicts through both legal action and negotiated settlements, none of which, we believe, has had a material impact on our financial condition and results of operations. Nevertheless, we cannot assure you that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We cannot assure the successful implementation of our growth strategy.

      As part of our growth strategy, we seek to extend our brands, expand our geographic coverage, increase direct management of Polo Ralph Lauren brands by opening more of our own stores, strategically acquiring select licensees and enhancing our operations. Implementation of our strategy involves the continued expansion of our business in Europe, Asia and other international areas. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing such expansion. In addition, Europe, as a whole, lacks the large wholesale distribution channels found in the United States, and we may have difficulty developing successful distribution strategies and alliances in each of the major European countries.

      Implementation of our strategy also involves the continued expansion of our network of retail stores, both in the United States and abroad. We may not be able to purchase or lease desirable store locations or renew existing store leases on acceptable terms. Furthermore, we may not be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

Our business is exposed to domestic and foreign currency fluctuations.

      We generally purchase our products in U.S. dollars. However, we source most of our products overseas and, as a result, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the U.S. dollar value of the foreign currency denominated prices at which our international businesses sell products. Furthermore, our international licensing revenue generally is derived from sales in foreign currencies. These foreign currencies include the Japanese Yen and the Euro, and this revenue could be materially affected by currency fluctuations. Approximately 23.0% and 30.8% of our licensing revenue was received from international licensing partners in fiscal 2003 and during the nine months ended December 27, 2003, respectively. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, we cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

      Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. These include:

•	the burdens of complying with a variety of foreign laws and regulations;

•	unexpected changes in regulatory requirements; and

•	new tariffs or other barriers to some international markets.

      We are also subject to general political and economic risks in connection with our international operations, including:

•	political instability and terrorist attacks;

•	changes in diplomatic and trade relationships; and

•	general economic fluctuations in specific countries or markets.

      We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, the European Union, Japan or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

An adverse result in the lawsuit that Jones filed against the company could have a material adverse effect on our results of operations and financial condition.

      As a result of the failure of Jones to meet the minimum sales volumes for the year ended December 31, 2002, under the license agreements for the sale of products under the “Ralph” trademark between us and Jones these license agreements terminated as of December 31, 2003. We had advised Jones that the termination of these licenses would automatically result in the termination of the licenses between us and Jones with respect to the “Lauren” trademark pursuant to the Cross Default and Term Extension Agreement between the Company and Jones dated May 11, 1998. The Lauren license agreements would otherwise have expired on December 31, 2006. Jones has reported that net sales of Lauren and Ralph products for the year ended December 31, 2002 were $548.0 million and $37.0 million, respectively.

      On June 3, 2003, Jones filed a lawsuit against us in the Supreme Court of the State of New York alleging, among other things, that we breached our agreements with Jones with respect to the “Lauren” trademark by asserting our rights pursuant to the Cross Default and Term Extension Agreement, and that we induced Ms. Jackwyn Nemerov, the former President of

Jones, to breach the non-compete and confidentiality clauses in Ms. Nemerov’s employment agreement with Jones. Jones stated that it would treat the Lauren license agreements as terminated as of December 31, 2003, and is seeking compensatory damages of $550.0 million, punitive damages and enforcement of the provisions of Ms. Nemerov’s agreement. Also on June 3, 2003, we filed a lawsuit against Jones in the Supreme Court of the State of New York seeking, among other things, an injunction and a declaratory judgment that the Lauren license agreements terminated as of December 31, 2003 pursuant to the terms of the Cross Default and Term Extension Agreement. The two lawsuits have been consolidated. On July 3, 2003, we filed a motion to dismiss Jones’ claims regarding breach of the “Lauren” agreements and a motion to stay the claims regarding Ms. Nemerov pending the arbitration of Jones’ dispute with Ms. Nemerov. On July 23, 2003, Jones filed a motion for summary judgment in our action against Jones, and on August 12, 2003 we filed a cross-motion for summary judgment. Oral argument on the motions was heard on September 30, 2003. If Jones’ lawsuit were to be determined adversely to us, it could have a material adverse effect on our results of operations and financial condition.

      The royalties that we received pursuant to the “Lauren” license agreements and “Ralph” license agreements represented revenues of approximately $37.4 million and $5.3 million, respectively, in fiscal 2003 and approximately $23.0 million and $3.9 million, respectively, during the nine months ended December 27, 2003. We no longer receive these royalties as a result of the termination of the Lauren and Ralph license agreements on December 31, 2003. We have begun to produce, market and ship the Lauren line. We expect that the loss of the Lauren and Ralph royalties from Jones and the start up expenses associated with the Lauren line will exceed the anticipated income from our sales of Lauren products in the fourth quarter in fiscal 2004. In total, royalties received from Jones, including royalties from the “Polo Jeans” license agreements, accounted for 27.2% of our licensing revenue for fiscal 2003 and 20.6% of our licensing revenue during the nine months ended December 27, 2003. The “Polo Jeans” license agreement was not covered under the terms of the Cross Default and Term Extension agreement and continues in effect.

Risks Relating To The Industry In Which We Compete

We face intense competition in the worldwide apparel industry.

      We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel and casual apparel producers, some of which may be significantly larger and more diversified and have greater financial and marketing resources than we have. We compete with these companies primarily on the basis of:

•	anticipating and responding to changing consumer demands in a timely manner;

•	maintaining favorable brand recognition;

•	developing innovative, high-quality products in sizes, colors and styles that appeal to consumers;

•	appropriately pricing products;

•	providing strong and effective marketing support;

•	creating an acceptable value proposition for retail customers;

•	ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers; and

•	obtaining sufficient retail floor space and effective presentation of our products at retail.

      We also face competition from companies selling apparel and home products through the Internet. Increased competition in the worldwide apparel, accessories and home product industries, including Internet-based competitors, could reduce our sales, prices and margins and adversely affect our results of operations.

The success of our business depends on our ability to respond to constantly changing fashion trends and consumer demands.

      Our success depends in large part on our ability to originate and define fashion product and home product trends, as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure you that we will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure you that any new products or brands that we introduce will be successfully received by consumers. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may harm our business. At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and cause us to lose sales.

A downturn in the economy may affect consumer purchases of discretionary items and luxury retail products, which could adversely affect our sales.

      The industries in which we operate are cyclical. Many factors affect the level of consumer spending in the apparel, cosmetic, fragrance and home products industries, including, among others:

•	general business conditions;

•	interest rates;

•	the availability of consumer credit;

•	taxation; and

•	consumer confidence in future economic conditions.

      Consumer purchases of discretionary items and luxury retail products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we, or our licensing partners, sell our products, whether in the United States or abroad, may adversely affect our sales. The current economic conditions have and may continue to adversely affect consumer spending and sales of our products.

Our business could suffer as a result of consolidations, restructurings and other ownership changes in the retail industry.

      In recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. In the future, retailers in the United States and in foreign markets may undergo changes that could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry, including:

•	consolidating their operations;

•	undergoing restructurings;

•	undergoing reorganizations; or

•	realigning their affiliations.

      While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future. See “— Risks Related to Our Business — We are dependent upon the revenue generated by our licensing alliances.”

Risks Related To Our Class A Common Stock And This Offering

Shares eligible for future sale may have a potential adverse effect on our stock price.

      Upon completion of this offering, 43,280,021 shares of Class B common stock will be beneficially owned by Ralph Lauren and his family. These shares are convertible at any time into shares of Class A common stock. To the extent a stockholder is and remains one of our affiliates, any shares of Class A common stock, including any shares issued upon conversion of the Class B common stock, will be available for public sale only if the shares are registered under the Securities Act or sold in compliance with the limitations of Rule 144 under the Securities Act. In addition, the holders of our Class B common stock are entitled to registration rights with respect to the shares of Class A common stock issuable upon conversion of their shares of Class B common stock and, if the selling stockholders hold Class A common stock following the offering, they will be entitled, in certain circumstances, to registration rights with respect to their Class A common stock.

      We, our executive officers, directors, members of the Lauren family and the selling stockholders have agreed with the underwriters not to directly or indirectly offer, sell, contract to sell, distribute, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (other than, in the case of the selling stockholders, as part of this offering, and, in our case, for limited acquisitions provided that the recipients of the shares agree to the selling restrictions described in this paragraph and for existing stock plans, and, in the case of some of our directors and executive officers, other limited exceptions) for a period of 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See “Underwriting.”

      We are not able to predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Class A common stock in the public market, or the perception that these sales may occur, may adversely affect prevailing market prices.

Control by members of the Lauren family and the anti-takeover effect of multiple classes of stock could discourage attempts to acquire us.

      Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Members of the Lauren family beneficially own all 43,280,021 shares of our outstanding Class B common stock, representing approximately 88.6% of the voting power of our common stock and the right to elect a substantial majority of our directors. Accordingly, members of the Lauren family will, until they in the aggregate sell substantially all of their Class B common stock, be able to elect a majority of our directors and, if they vote in the same manner, determine the disposition of practically all matters submitted to a vote of our stockholders, including mergers, going private transactions and other extraordinary corporate transactions and their terms. Members of the Lauren family will, until they sell substantially all of their Class B common stock, have the ability, by virtue of their stock ownership, to prevent or cause a change in control of us. In addition, various provisions of our amended and restated certificate of incorporation and material agreements may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of us and preventing changes in control of us. Furthermore, our 1997 Long-Term Stock Incentive Plan provides for accelerated vesting of stock options upon a “change in control” of us.

FORWARD-LOOKING STATEMENTS

      Various statements in, or incorporated by reference into, this prospectus, in future filings by us with the SEC, in our press releases and in oral statements made by or with the approval of authorized personnel constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and are indicated by words or phrases such as “anticipate,” “estimate,” “expect,” “project,” “we believe,” “is or remains optimistic,” “currently envisions” and similar words or phrases and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, these forward-looking statements are set forth in this prospectus under the heading “Risk Factors.” Forward-looking statements include statements regarding, among other items:

•	our anticipated growth strategies, including the start-up of the Lauren line;

•	our intention to introduce new products and enter into new licensing alliances;

•	our plans to open new retail stores;

•	anticipated effective tax rates in future years;

•	future expenditures for capital projects;

•	our ability to continue to maintain our brand image and reputation;

•	our ability to continue to initiate cost cutting efforts and improve profitability;

•	our plans to expand internationally; and

•	our efforts to improve the efficiency of our inventory management and distribution systems.

      These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the facts described under the caption “Risk Factors” included elsewhere in this prospectus, including, among others, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors, changes in the economy and other events leading to a reduction in discretionary consumer spending as well as the other risk factors set forth in our public filings with the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained, or incorporated by reference, in this prospectus will in fact transpire.

USE OF PROCEEDS

      We will not receive any of the proceeds of shares of Class A common stock sold by the selling stockholders.

SELLING STOCKHOLDERS

      GS Capital Partners, L.P., Stone Street Fund 1994, L.P. and Bridge Street Fund 1994, L.P. are the selling stockholders in this offering. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may be deemed to own beneficially and indirectly the 10,570,979 shares of Class A common stock beneficially owned by GS Capital Partners, Stone Street Fund and Bridge Street Fund because affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner or the managing general partner of GS Capital Partners, Stone Street Fund and Bridge Street Fund.

      We are party to a registration rights agreement with the selling stockholders, and are filing this registration statement in response to a demand registration request under that agreement made by the selling stockholders.

      The following table sets forth certain information as of February 6, 2004 as to the number of shares of common stock beneficially owned as determined in accordance with SEC rules, and the percentage of outstanding shares beneficially owned by the selling stockholders.

	Shares of Class A			Shares of Class A
	Common Stock			Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering(1)			After the Offering(1)
Number
	Number	Percentage	of Shares	Number of	Percentage
Selling Stockholders	of Shares	of Class	Being Offered	Shares	of Class

The Goldman Sachs Group, Inc.(2)	10,570,979	18.7%	9,192,156	1,378,823	2.4%

(1)	The percentage of shares owned prior to and after the offering is based on 56,394,273 shares of Class A outstanding as of February 6, 2004, after giving effect to the conversion of all of the Class C common stock held by the selling stockholders.

(2)	According to a Schedule 13D/A dated February 6, 2004: (i) GS Capital Partners, L.P. may be deemed to own beneficially and directly, and its general partner, GS Advisors, L.L.C. may be deemed to own beneficially and indirectly, 9,983,708 shares of Class A common stock; (ii) Stone Street Fund 1994, L.P. may be deemed to own beneficially and directly 286,878 shares of Class A common stock; (iii) Bridge Street Fund 1994, L.P. may be deemed to own beneficially and directly 300,393 shares of Class A common stock; (iv) Stone Street 1994, L.L.C., as the general partner of Stone Street Fund and managing general partner of Bridge Street Fund, may be deemed to own beneficially and indirectly 587,271 shares of Class A common stock beneficially owned by Stone Street Fund and Bridge Street Fund; and (v) Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may be deemed to own beneficially and indirectly the 10,570,979 shares of Class A common stock beneficially owned by GS Capital Partners, Stone Street Fund and Bridge Street Fund because affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group are the general partner or managing general partner of GS Capital Partners, Stone Street Fund and Bridge Street Fund, and Goldman, Sachs & Co. is the investment manager of each of the limited partnerships. Excludes 2,291 shares of Class A common stock which may be deemed to be beneficially owned by Goldman, Sachs & Co. and its affiliates that were acquired in the ordinary course of broker-dealer transactions. Each of The Goldman Sachs Group and Goldman, Sachs & Co. disclaims beneficial ownership of the shares beneficially owned by the limited partnerships to the extent of partnership interests in the limited partnerships held by persons other than Goldman, Sachs & Co., The Goldman Sachs Group or their affiliates.

Each of the limited partnerships shares voting and dispositive power with respect to its shares with certain of its respective affiliates. Mr. Richard Friedman, who is a Managing Director of Goldman, Sachs & Co. and one of our directors, may be deemed to own beneficially and indirectly the shares owned beneficially by Goldman, Sachs & Co. and The Goldman Sachs Group Mr. Friedman disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest in those shares, if any. The address of each above person is 85 Broad Street, New York, NY 10004.

UNDERWRITING

      We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and UBS Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.	5,974,901
Credit Suisse First Boston LLC	919,215
J.P. Morgan Securities Inc.	1,149,020
UBS Securities LLC	1,149,020

Total	9,192,156

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,378,823 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,378,823 additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise

Per Share	$1.40	$1.40
Total	$12,869,018.40	$14,799,370.60

      Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.84 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representative may change the offering price and the other selling terms.

      We, our executive officers, directors, members of the Lauren family and the selling stockholders have agreed with the underwriters not to directly or indirectly offer, sell, contract to sell, distribute, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (other than, in the case of the selling stockholders, as part of this offering, and, in our case, for limited acquisitions provided that the recipients of the shares agree to the selling restrictions described in this paragraph and for existing stock plans, and, in the case of some of our directors and executive officers, other limited exceptions) for a period of 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

      The shares of Class A common stock are listed on the New York Stock Exchange under the symbol ‘RL.”

      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to ‘professional investors‘ within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

      Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

      The selling stockholders are affiliates of Goldman, Sachs & Co. The selling stockholders purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities other than a registration rights agreement among Polo, the selling stockholders and other stockholders.

      Goldman, Sachs & Co. and its affiliates and associated persons are the beneficial owners of more than 10% of the Class A common stock being offered. Since more than 10% of the net proceeds of the offering will be received by an NASD member, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

      Goldman, Sachs & Co. and its affiliates and associated persons, as holders of the Class C common stock, have the right to elect one of our directors. Mr. Richard A. Friedman, a Managing Director of Goldman, Sachs & Co., is the current director elected pursuant to that right. Following the offering, no shares of Class C common stock will be outstanding and the director that would have been elected by the Class C common stock will instead be elected by the holders of the Class A common stock, voting as a separate class. Mr. Friedman’s current term as a director will continue until the next stockholders meeting at which elections are held.

      Mr. Frank A. Bennack, Jr., a member of the board of directors of J.P. Morgan Chase & Co., is one of our directors. J.P. Morgan Securities Inc. is a subsidiary of J.P. Morgan Chase & Co.

      The selling stockholders will bear the expenses for the offering. Underwriting discounts and commissions will also be payable by the selling stockholders. We estimate that the total expenses of the offering will be approximately $0.7 million.

      We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

      Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York will pass on the validity of the Class A common stock offered by this prospectus. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, will pass on legal matters related to this offering for the underwriters.

EXPERTS

      The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended March 29, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated May 20, 2003 (except as to Note 20 which is June 3, 2003), which contains an unqualified opinion and includes explanatory paragraphs relating to a change in its method of accounting for goodwill and other intangible assets and the elimination of the reporting lag for certain of its subsidiaries, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the SEC (File No. 001-13057), are incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 29, 2003 (filed on June 19, 2003);

•	our Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 (filed on August 12, 2003);

•	our Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 (filed on November 12, 2003);

•	our Quarterly Report on Form 10-Q for the quarter ended December 27, 2003 (filed on February 10, 2004);

•	a current report on Form 8–K, dated June 5, 2003 (filed on June 5, 2003); and

•	the description of our Class A common stock contained in our Registration Statement on Form 8-A filed on June 5, 1997.

      In addition, all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering of the securities are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents.

      You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

      Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request.

      Requests for any of these documents should be directed to:

Polo Ralph Lauren Corporation

650 Madison Avenue
New York, New York 10022
Attention: Investor Relations
Telephone: (212) 813-7869

      We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the public reference facilities of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC’s website is http://www.sec.gov.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the sale of the Class A common stock offered in this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information about our company and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities or Internet website referred to above.

      Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in our affairs since the date of this prospectus.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,192,156 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

Credit Suisse First Boston
JPMorgan
UBS Investment Bank